Exhibit 99.1

21Vianet Announces US$296 Million Investment From Kingsoft, Xiaomi and Temasek

Business Cooperation Memorandum Calls for 5,000 Cabinets to be Leased

Over Three Years Upon Completion of the Transaction

BEIJING, Dec. 1, 2014 (GLOBE NEWSWIRE) – 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, announced today that affiliates of Kingsoft Corporation Limited (HK: 3888) (“Kingsoft”), a leading internet based software developer, distributor and service provider, Xiaomi Corporation (“Xiaomi”), a leading designer, manufacturer and marketer of mobile devices and other electronic equipment and a provider of internet services, and Temasek, a Singapore based investment company, have entered into definitive share purchase agreements with 21Vianet. All shares to be issued in these transactions are newly issued shares of 21Vianet.

Pursuant to the agreement with Kingsoft entered into on November 29, 2014, Kingsoft agrees to make a total of US$172 million investment in 21Vianet, with a purchase price of US$3.00 per ordinary share (the equivalent of US$18.00 per ADS). The investment will all be in newly issued 39,087,125 Class A and 18,250,268 Class B ordinary shares. Immediately after the closing of the transactions with Kingsoft, Xiaomi and Temasek, respectively, Kingsoft will hold approximately 11.6% equity ownership in 21Vianet, representing approximately 19.9% of the voting power. Kingsoft will have the right to nominate one director to 21Vianet’s board of directors.

Pursuant to the agreement with Xiaomi entered into on November 30, 2014, Xiaomi agrees to make a total of US$50 million investment in 21Vianet, with a purchase price of US$3.00 per ordinary share ( the equivalent of US$18.00 per ADS) . The investment will all be in newly issued 6,142,410 Class A and 10,524,257 Class B ordinary shares. Immediately after the closing of the transactions with Kingsoft, Xiaomi and Temasek, respectively, Xiaomi will hold approximately 3.4% equity ownership in 21Vianet, representing approximately 10.0% of the voting power. Xiaomi will have the right to nominate one director to 21Vianet’s board of directors.

Pursuant to the agreement with Temasek entered into on December 1, 2014, Temasek agrees to make a total of US$74 million investment in 21Vianet, with a purchase price of US$3.00 per ordinary share (the equivalent of US$18.00 per ADS) . The investment will be in newly issued 24,668,020 Class A ordinary shares, or the equivalent of 4,111,337 ADSs. Immediately after the closing of the transactions with Kingsoft, Xiaomi and Temasek, respectively, together with its existing equity ownership, Temasek will hold approximately 13.1% equity ownership in 21Vianet, representing 5.8% of the voting power.

Upon the consummation of the investment contemplated under the share purchase agreement with Kingsoft, 21Vianet and Kingsoft will sign a business cooperation memorandum. Under the terms of the memorandum, 21Vianet will build, operate, maintain and provide technical support for new, state-of-art data centers in China to meet Kingsoft and its designated third party’s next-generation cloud infrastructure requirements. Upon meeting certain conditions, 21Vianet will lease to Kingsoft and its designated third party (agreed to by 21Vianet) a combined minimum of 5,000 cabinets over the next three years.

“We welcome the new strategic investments by Kingsoft and Xiaomi and the additional investment by Temasek,” said Mr. Josh Chen, co-founder, chairman and chief executive officer of 21Vianet. “We are very excited to see that Kingsoft and Xiaomi, leading global technology companies, share our vision and strategy in developing open-source technologies, cloud ecosystems and the next generation internet infrastructure in China. As we remain fully committed to the carrier-neutral, customer- neutral and cloud-neutral value proposition, we are confident that their investments offer significant strategic value in strengthening our core operations and expanding new business opportunities.”

Mr. Shang Hsiao, Chief Financial Officer of 21Vianet stated, “By partnering with Kingsoft and Xiaomi, not only will we be able to expand the scale of our data center footprint, but we will also be able to develop the next-generation infrastructure platform, helping fuel the continued growth of mobile Internet traffic and cloud computing technology in China. Together, Kingsoft, Xiaomi and Temasek will be not only our strategic investors, but also our partners as we execute our business strategies, capture growth in the internet infrastructure market and generate shareholder value over the long term. The transactions are subject to the satisfaction of customary closing conditions, with the closing expected to occur in January of 2015”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

About Kingsoft

Kingsoft Corporation Limited (HK:3888) is a leading internet based software developer, distributor and service provider and principally engaged in research, development and operation of online games and office application software, information security software, internet browser, mission critical mobile applications, and provision of cloud storage, cloud computation, online marketing services and internet value-added services across device.

About Xiaomi

Xiaomi was founded in 2010 and has brought together smart people from Google, Kingsoft, Microsoft, Motorola, Yahoo, and other Internet and tech companies. Xiaomi creates remarkable hardware, software, and Internet services for, and with the help of, Mi fans. Xiaomi’s hardware products currently include smart phone, set-top box, smart TV, router, Xiaomi Pad and accessories such as Xiaomi powerbank and Xiaomi wristband. Xiaomi sells direct to customers to keep prices competitive. Xiaomi shipped more than 18 million handsets in China in 2013 and has launched products in Taiwan, Hong Kong, Singapore, Malaysia, Philippines, India and Indonesia.

About Temasek

Incorporated in 1974, Temasek is an investment company based in Singapore. Supported by 11 offices globally, Temasek owns a S$223 billion portfolio as at March 31, 2014, mainly in Singapore and Asia. Temasek’s investment themes centre on: Transforming Economies; Growing Middle Income Populations; Deepening Comparative Advantages; and Emerging Champions. Its portfolio covers a broad spectrum of industries: financial services; telecommunications, media and technology; transportation and industrials; life sciences, consumer and real estate; as well as energy and resources.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Contact: 21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com